Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Share Dividends

The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for the periods shown (in thousands, except ratio amount):

	Six Months Ended June 30, 2012	Year Ended December 31,
		2011	2010
Income (loss) before income taxes	$8,147	$9,154	$(1,257)
Add:
Interest expense (including amortization of capitalized interest)	10,190	12,868	2,344
Portion of rental expense representing interest	40	40	8

Total earnings	$18,377	$22,062	$1,095

Fixed charges and preferred share dividends:
Interest expense (including capitalized interest)	$10,190	$12,868	$2,344
Portion of rental expense representing interest	40	40	8
Preferred share dividends	—	—	—

Total fixed charges and preferred share dividends	$10,230	$12,908	$2,352

Ratio of earnings to combined fixed charges and preferred share dividends	1.8	1.7	(a	)

(a)	Earnings did not cover fixed charges and preferred share dividends by $1,257.

For the periods presented, we had no outstanding preferred shares, and therefore, there were no preferred share dividends included in the calculations of ratios of earnings to combined fixed charges and preferred share dividends for these periods. We issued 5,000,000 of our 7.75% Series A Cumulative Redeemable Preferred Shares in July 2012 and accordingly preferred share dividends will impact calculations of this ratio for all periods in which those shares, and any other preferred shares we may issue, are outstanding.